# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ramaco Resources, Inc., CIK 0001687187
CUSIP: 75134P303
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Date of event which requires filing of this statement: 12/10/2024
Amends the filing with accession number 0001140361-23-032776
Filed by CIK 0001503466
Persons authorized to receive notices and communications: Bryan H. Lawrence, Yorktown Partners LLC, 410 Park Avenue, 20th Floor, New York, New York (NY), 10022, (212) 515-2112; Jesse E. Betts, Akin Gump Strauss Hauer & Feld LLP, 2300 North Field Street, Suite 1800, Dallas, Texas (TX), 75201-4675, (214) 969-2779

## Reporting persons
- Yorktown Energy Partners IX, L.P. (CIK 0001503466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,662,881; sole dispositive power 0; shared dispositive power 3,662,881; aggregate amount beneficially owned 3,662,881 (8.25% of the class)
  Comment: (1) The percent of class represented by amount in Row (11) is based on 44,403,347 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Ramaco Resources, Inc. (the "Company") issued and outstanding as of February 28, 2025, as set forth in Ramaco Resources, Inc.'s (the "Issuer") annual report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the "SEC") on March 17, 2025.
- YORKTOWN IX COMPANY LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,662,881; sole dispositive power 0; shared dispositive power 3,662,881; aggregate amount beneficially owned 3,662,881 (8.25% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners IX, L.P. ("Yorktown IX"). Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown IX in excess of its pecuniary interests therein.
  (2) The percent of class represented by amount in Row (11) is based on 44,403,347 shares of Class A common stock of the Company issued and outstanding as of February 28, 2025, as set forth in issuers annual report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 17, 2025.
- YORKTOWN IX ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,662,881; shared voting power 0; sole dispositive power 3,662,881; shared dispositive power 0; aggregate amount beneficially owned 3,662,881 (8.25% of the class)
  Comment: (1) These securities are directly held by Yorktown IX. Yorktown IX Company LP is the sole general partner of Yorktown IX and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown IX in excess of their pecuniary interests therein.
  (2) The percent of class represented by amount in Row (11) is based on 44,403,347 shares of Class A common stock of the Company issued and outstanding as of February 28, 2025, as set forth in issuers annual report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Ramaco Resources, Inc.
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Comment: This Amendment No. 10 amends the Schedule 13D with respect to the shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Ramaco Resources, Inc., a Delaware corporation (the "Issuer"), previously filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership ("Yorktown IX"), Yorktown IX Company LP, a Delaware limited partnership ("Yorktown IX Co"), and Yorktown IX Associates LLC, a Delaware limited liability company ("Yorktown IX Associates" and together with Yorktown IX and Yorktown IX Co, the "Reporting Persons") with the SEC on February 21, 2017, as amended by Amendment No. 1 thereto filed with the SEC on October 22, 2018, as further amended by Amendment No. 2 thereto filed with the SEC on March 28, 2019, as further amended by Amendment No. 3 filed with the SEC on May 31, 2019, as further amended by Amendment No. 4 filed with the SEC on November 8, 2021, as further amended by Amendment No. 5 filed with the SEC on March 8, 2022, as further amended by Amendment No. 6 filed with the SEC on May 19, 2022, as further amended by Amendment No. 7 filed with the SEC on May 26, 2022, as further amended by Amendment No. 8 filed with the SEC on June 2, 2022, as further amended by Amendment No. 9 filed with the SEC on November 21, 2023 (the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D. This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety by the following:

As of March 31, 2025, each of the Reporting Persons beneficially owns 3,662,881 shares of Class A Common Stock of the Issuer, representing 8.25% of the issued and outstanding shares of Class A Common Stock of the Issuer (based on 44,403,347 shares of Class A common stock of the Company issued and outstanding as of February 28, 2025, as set forth in issuers annual report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 17, 2025). Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety by the following:

As of March 31, 2025, Yorktown IX directly owns 3,662,881 shares of Class A Common Stock of the Issuer. Yorktown IX Co is the sole general partner of Yorktown IX. Yorktown IX Associates is the sole general partner of Yorktown IX Co. Yorktown IX Associates has the sole power to cause Yorktown IX Co to cause Yorktown IX to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety by the following:

From March 20, 2025 through March 27, 2025, Yorktown IX sold 329,943 shares of Class A Common Stock of the Issuer in a series of open market sales. On December 10, 2024, Yorktown IX distributed 900,000 shares of Class A Common Stock of the Issuer to its general and limited partners. Except as disclosed in the table below, there have been no transactions in the shares of Class A Common Stock by the Reporting Persons in the last 60 days:

Date of Nature of Quantity of Weighted-
Transaction Transaction Shares Average Price
Per Share
12/10/2024 Distribution 900,000 $0 (1)
3/20/2025 Sale 52,792 $8.9128 (2)
3/21/2025 Sale 59,391 $8.7115 (3)
3/24/2025 Sale 74,237 $8.9254 (4)
3/25/2025 Sale 46,296 $8.6701 (5)
3/26/2025 Sale 59,390 $8.2408 (6)
3/27/2025 Sale 37,837 $8.3433 (7)

1. Pro rata distribution to Yorktown IX's general and limited partners.
2. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.83 to $9.00, inclusive. The Reporting Persons undertake to provide to the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (2), (3), (4), (5), (6) and (7) herein.
3. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.59 to $9.00, inclusive.
4. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.75 to $9.06, inclusive.
5. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.50 to $8.92, inclusive.
6. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.09 to $8.35, inclusive.
7. This price is a weighted average price. These shares of Class A Common Stock were sold in multiple transactions at prices ranging from $8.21 to $8.47, inclusive.

## Signatures
- Yorktown Energy Partners IX, L.P.: /s/ Bryan H Lawrence, Managing Member of the general partner of the general partner (03/31/2025)
- YORKTOWN IX COMPANY LP: /s/ Bryan H Lawrence, Managing Member of the general partner (03/31/2025)
- YORKTOWN IX ASSOCIATES LLC: /s/ Bryan H Lawrence, Managing Member of the general partner (03/31/2025)